July 20, 2012	J. Craig Walker D 312.807.4321 F 312.827.8179 craig.walker@klgates.com

Ms. Sonia Gupta Barros

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Barros:

Nuveen Long/Short Commodity Total Return Fund

333-174764

This letter responds to the comments contained in your letter dated January 11, 2012, regarding Amendment No. 3 to the Registration Statement on Form S-1 of the Nuveen Long/Short Commodity Total Return Fund (the “Fund”). For convenience, each of your comments is repeated below, with our response immediately following.

The responses to these comments are included, as appropriate, in Pre-Effective Amendment No. 4, which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from the initial Registration Statement, is enclosed for your convenience.

General

1.	Comment. We note your response to comment 1 of our letter dated November 22, 2011. Please note that we will continue to monitor for your response to comments 6, 7, 9, and 21 of our letter dated July 5, 2011.

Response: As previously noted, the Fund will file another pre-effective amendment containing a revised fee table and additional information concerning underwriters prior to any offer of shares by the Fund or printing of red herrings.

2.	Comment. We note your revised disclosure regarding the agreed-upon procedures performed by the Liccar firm on the performance capsules and rates of return tables for TAP PLUS and TAP. Your disclosure includes a statement that Gresham remains solely responsible for the information. We also note that you have named Liccar as an

Ms. Sonia Gupta Barros

July 20, 2012

expert and included a consent from the firm. Please tell us why you believe it is appropriate to “expertise” the Liccar firm and include its consent in light of the fact that you have not attributed the information to the third party firm. For reference, see Question 141.02 in the Securities Act Sections of the Compliance and Disclosure Interpretations.

Response: The document has been revised to remove all references to Liccar, and Liccar’s consent has been removed as an exhibit.

3.	Comment. Your disclosure also states that the scope of the procedures was limited in nature and that investors should not place undue reliance on the procedures performed by Liccar or the existence of the Liccar report. In light of this and the fact that Gresham is solely responsible for the performance information, we note that disclosure of the procedures performed and reference to the Liccar report may be confusing to investors. Please remove the disclosure or advise us further.

Response: As indicated above, the document has been revised to remove all references to Liccar, including the Liccar report.

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We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4321, David Glatz at 312.807.4295 or Don Weiss at 312.807.4303.

Very truly yours,

/s/ J. Craig Walker

J. Craig Walker

Copies to:    Gifford Zimmerman

                    Christopher Rohrbacher